Prospectus Supplement dated April 29, 2008 Filed Pursuant to Rule 424(b)(3)

File No. 333-149239

DOR BioPharma, Inc.

26,563,613 Shares of Common Stock

This prospectus supplement updates the prospectus dated April 11, 2008, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 26,563,613 shares of our common stock.

This prospectus supplement contains the Form 10-KSB/A we filed with the Securities and Exchange Commission on April 29, 2008.  It should be read in conjunction with, and may not be utilized without, the relevant prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement is qualified by reference to the relevant prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in such prospectus, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

DOR BioPharma, Inc.
850 Bear Tavern Road, Suite 201
Ewing, New Jersey 08628
(609) 538-8200

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

[X]     ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2007

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________  to  ____________

Commission File No. 000-16929

DOR BIOPHARMA, INC.
(Exact name of small business issuer as specified in its charter)

DELAWARE		41-1505029
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

850 Bear Tavern Road, Suite 201 Ewing, NJ		08628
(Address of principal executive offices)		(Zip Code)
(609) 538-8200
(Issuer’s telephone number, including area code)

Securities registered under Section 12 (b) of the Exchange Act:

Title of Each Class of Securities to be Registered                               Name of Each Exchange on Which Registered
                                                                   Common Stock, par value $.001 per share                                                                      OTCBB

Securities registered under Section 12 (g) of the Exchange Act:
None

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X]    No   [   ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [  ]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [ X]

Issuer’s revenues for its most recent fiscal year:  $1,258,017

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $16,000,000 (assuming, for this purpose, that executive officers, directors and holders of 10% or more of the common stock are affiliates), based on the closing price of the registrant’s common stock as reported on the Over-the-Counter Bulletin Board on March 24, 2008.

At March 24, 2008, 100,299,378 shares of the registrant’s common stock were outstanding.

Transitional Small Business Disclosure Format (check one): Yes  [  ]    No   [X]

Explanatory Note

We are filing this Amendment No. 1 on Form 10-KSB/A to our Annual Report (“Annual Report”) on Form 10-KSB for the year ended December 31, 2007, which was originally filed on March 27, 2008, to correct the December 31, 2007 financial information in Note 12 to the Notes to the Consolidated Financial Statements included in the Annual Report. This Amendment affects only Item 7 of the Annual Report. Except for the noted correction, this Amendment makes no other changes to the Annual Report and does not modify or update in any way disclosures made therein to reflect events occurring after the filing date of the Annual Report.

Item 7. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

DOR BIOPHARMA, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

                                                    Page

Report of Independent Registered Public Accounting Firm                      2

Balance Sheets as of December 31, 2007 and 2006                      3

Statements of Operations for the years ended December 31, 2007 and 2006           4

Statements of Changes in Shareholders’ Equity (Deficiency) for the years ended
  December 31, 2007 and 2006                                           5

Statements of Cash Flows for the years ended December 31, 2007 and 2006                          6

Notes to Financial Statements                                                                                                         7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of DOR BioPharma, Inc.,

We have audited the accompanying consolidated balance sheets of DOR BioPharma, Inc. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years ended December 31, 2007, in conformity with United States generally accepted accounting principals.

/s/ Sweeney, Gates & Co.

Fort Lauderdale, Florida
March 8, 2008

DOR BioPharma, Inc.
Consolidated Balance Sheets
December 31,

	2007	2006
Assets Current assets:
Cash	$2,220,128	$119,636
Grants receivable	97,845	89,933
Prepaid expenses	119,178	94,470
Total current assets	2,437,151	304,039

Office and laboratory equipment, net	25,941	29,692
Intangible assets, net	1,320,787	1,073,239
Total assets	$3,783,879	$1,406,970

Liabilities and shareholders’ equity (deficiency)
Current liabilities:
Accounts payable	$847,610	$2,112,479
Accrued compensation	345,903	402,947
Total current liabilities	1,193,513	2,515,426

Shareholders’ equity (deficiency):
Common stock, $.001 par value. Authorized 250,000,000
shares; 94,996,547 and 68,855,794, respectively issued and outstanding	94,996	68,855
Additional paid-in capital	101,391,090	91,553,766
Accumulated deficit	(98,895,720)	(92,731,077)

Total shareholders’ equity (deficiency)	2,590,366	(1,108,456)

Total liabilities and shareholders’ equity (deficiency)	$3,783,879	1,406,970

The accompanying notes are an integral part of these financial statements.

DOR BioPharma, Inc.
Consolidated Statements of Operations
For the years ended December 31,

		2007		2006

Revenues		$1,258,017		$2,313,020
Cost of revenues		(943,385)		(1,965,074)
Gross profit		314,632		347,946

Operating expenses:
Research and development		3,099,944		3,638,493
General and administrative		2,864,370		2,553,700
Stock based compensation research and development		230,668		219,895
Stock based compensation general and administrative		446,733		337,287
In-process research and development		-		981,819
Impairment of intangible assets		-		816,300
Total operating expenses		6,641,715		8,547,494

Loss from operations		(6,327,083)		(8,199,548)

Other income (expense):
Interest income		164,847		41,510
Interest (expense)		(1,020)		(5,308)
Other (expense)		(1,387)		-
Total other income (expense)		162,440		36,202

Net loss	$	(6,164,643)	$	(8,163,346)

BasicnBasic and diluted net loss per share	$	(0.07)	$	(0.13)

Basic Basic and diluted weighted average common shares outstanding		90,687,677		63,759,092

The accompanying notes are an integral part of these financial statements.

DOR BioPharma, Inc.
Consolidated Statements of Changes in Shareholders’ (Deficiency)
For the years ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In capital	AccumulatedDeficit
	Shares	Par Value

Balance, January 1, 2006	50,612,504	$50,612	$86,045,192	( $84,567,731)

Issuance of common stock	13,429,504	13,430	3,521,570	-

Issuance of common stock for exercise of options	504,100	504	112,816	-

Issuance of common stock to vendors	506,942	507	134,171	-

Issuance of warrants to vendors	-	-	121,965	-

Issuance of common stock for an equity commitment fee	512,500	512	(512)	-

Issuance of common stock to employees	222,061	222	82,632	-

Issuance of common stock to minority shareholders	3,068,183	3,068	978,750	-

Stock option expense	-	-	557,182	-

Net loss	-	-	-	(8,163,346)

Balance, December 31, 2006	68,855,794	68,855	91,553,766	(92,731,077)

Issuance of common stock	15,745,891	15,746	6,219,658	-

Issuance of common stock for exercise of options and warrants	8,195,487	8,195	2,128,088	-

Issuance of common stock to vendors	829,821	830	329,670	-

Issuance of stock to investors by contract as dilution protection	995,947	996	307,747	-

Issuance of common stock to employees	373,607	374	84,759	-

Stock option expense	-	-	677,401	-

Net loss	-	-	-	(6,164,643)

Balance, December 31, 2007	94,996,547	$94,996	$101,391,090	( $98,895,720)

The accompanying notes are an integral part of these financial statements.

DOR BioPharma, Inc.
Consolidated Statements of Cash Flows
For the years ending December 31,

	2007		2006
Operating activities
Net loss	$	(6,164,643)	$	(8,163,346)

Adjustments to reconcile net loss to net cash used by operating activities:
Amortization and depreciation		119,565		137,044
Non-cash stock compensation		1,401,777		896,680
Non-cash stock purchase of in-process research and development		-		981,819
Impairment expense for intangibles		-		816,300

Change in operating assets and liabilities:
Grants receivable		(7,912)		474,397
Prepaid expenses		(24,708)		44,324
Accounts payable		(1,264,868)		476,605
Accrued compensation		(57,044)		254,347
Accrued royalties		-		(60,000)
Total adjustments		166,810		4,021,516

Net cash used by operating activities		(5,997,833)		(4,141,830)

Investing activities:
Purchases of office and laboratory equipment		(7,170)		(2,552)
Acquisition of intangible assets		(356,192)		(206,004)
Net cash used by investing activities		(363,362)		(208,556)

Financing activities:
Net proceeds from issuance of common stock		6,235,404		3,535,000
Proceeds from exercise of warrants		1,592,263		-
Proceeds from exercise of stock options		634,020		113,320
Net cash provided by financing activities		8,461,687		3,648,320

Net increase (decrease) in cash and cash equivalents		2,100,492		(702,066)
Cash and cash equivalents at beginning of period		119,636		821,702
Cash and cash equivalents at end of period		$2,220,128		$119,636

Supplemental disclosure of cash flow:
Cash paid for interest		$1,020		$3,170
Non-cash transactions:
Non-cash payment to an institutional investor		$-		$220,374

The accompanying notes are an integral part of these financial statements.

DOR BioPharma, Inc.
Notes to Consolidated Financial Statements

1. Nature of Business

Nature of Business

The Company is a late stage biopharmaceutical company incorporated in 1987, focused on the development of biodefense vaccines and biotherapeutic products intended for areas of unmet medical need. DOR’s biodefense business segment consists of converting biodefense vaccine programs from early stage development to advanced development and manufacturing. DOR’s biotherapeutic business segment consists of development of orBec®, oral BDP, and other biotherapeutics products namely OraprineTM, LPMTM-Leuprolide, and LPETM and PLPTM Systems for Delivery of Water-Insoluble Drugs.

During the year ending December 31, 2007, the Company had one customer, the U.S. Federal Government. All revenues were generated from two active U.S. Federal Government Grants. As of December 31, 2007 all outstanding receivables were from the U.S. Federal Government, National Institute of Health and The Food and Drug Administration.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include DOR BioPharma Inc., and its wholly owned subsidiaries (“DOR” or the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing the performance of the segment.

Grants Receivable

Receivables consist of unbilled amounts due from grants from the U.S. Federal Government, National Institute of Health and The Food and Drug Administration. The amounts were billed in the month subsequent to year end. The Company considers the grants receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they are charged to operations when that determination is made.

Intangible Assets

One of the most significant estimates or judgments that we make is whether to capitalize or expense patent and license costs. The Company makes this judgment based on whether the technology has alternative future uses, as defined in SFAS 2, "Accounting for Research and Development Costs". Based on this consideration, all outside legal and filing costs incurred in the procurement and defense of patents are capitalized.

These intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets.

The Company capitalizes and amortizes intangibles over a period of 11 to 16 years. The Company capitalizes payments made to legal firms that are engaged in filing and protecting rights to intellectual property and rights for our current products in both the domestic and international markets. The Company believes that patent rights are one of its most valuable assets. Patents and patent applications are a key currency of intellectual property, especially in the early stage of product development, as their purchase and maintenance gives the Company access to key product development rights from DOR’s academic and industrial partners. These rights can also be sold or sub-licensed as part of its strategy to partner its products at each stage of development. The legal costs incurred for these patents consist of work designed to protect, preserve, maintain and perhaps extend the lives of the patents. Therefore, DOR capitalizes these costs and amortizes them over the remaining useful life of the patents. DOR capitalizes intangible assets based on alternative future use.

Impairment of Long-Lived Assets

Office and laboratory equipment and intangible assets are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets. Such analyses necessarily involve significant judgment.

The Company recorded impairment of intangible assets of $0 and $816,300 for the years ended December 31, 2007 and 2006, respectively.

Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require that fair values be disclosed for the Company’s financial instruments. The carrying amounts of the Company’s financial instruments, which include grants receivable and current liabilities, are considered to be representative of their respective fair values.

Revenue Recognition

All of the Company’s revenues are from government grants which are based upon subcontractor costs and internal costs covered by the grant, plus a facilities and administrative rate that provides funding for overhead expenses. Revenues are recognized when expenses have been incurred by subcontractors or when DOR incurs internal expenses that are related to the grant.

Research and Development Costs

Research and Development costs are charged to expense when incurred. Research and development includes costs such as clinical trial expenses, contracted research and license agreement fees with no alternative future use, supplies and materials, salaries and employee benefits, equipment depreciation and allocation of various corporate costs. Purchased in-process research and development expense (IPR&D) represents the value assigned or paid for acquired research and development for which there is no alternative future use as of the date of acquisition.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” effective January 1, 2006, which requires companies to record compensation expense for stock options issued to employees or non-employee directors at an amount determined by the fair value of options. SFAS No. 123R is effective for annual periods beginning after December 15, 2005.

The Company has adopted SFAS No. 123R using the “modified prospective application” and therefore, financial statements from periods ending prior to January 1, 2006 have not been restated. As a result of adopting SFAS No. 123R, the Company’s net loss for the year ended December 31, 2007 was $677,401 and for December 31, 2006 was $557,182 higher than if it had continued to account for share-based compensation under APB No. 25. Of these amounts $230,668 was for Research and Development and $446,733 was for General and Administrative in 2007, and $219,895 was for Research and Development and $337,287 was for General and Administrative in 2006. Stock based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. At December 31, 2007, the total compensation cost for stock options not yet recognized was approximately $600,000.

The fair value of each option grant at the years ended December 31, 2007 and December 31, 2006 are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option’s vesting periods. 3,375,000 stock options were granted for the year ended December 31, 2007 and 4,360,000 stock options were granted for the year ended December 31, 2006.

The weighted average fair value of options granted with an exercise price equal to the fair market value of the stock was $0.27 and $0.30 for 2007 and 2006 respectively.

The fair value of options in accordance with SFAS 123 was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions: dividend yield 0%, expected life of four years, volatility of 100% and 105% in 2007 and 2006, respectively and average risk-free interest rates of 4.5% and 4.76% in 2007 and 2006, respectively.

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and Emerging Issues Task Force (“EITF”) 96-18, and represents the fair value of the consideration received, or the fair value of the equity instruments issued, whichever may be more reliably measured. For options that vest over future periods, the fair value of options granted to non-employees is amortized as the options vest.

As stock options are exercised common stock share certificates are issued via electronic transfer or physical share certificates by the Company’s transfer agent. Shares are issued from the 1995 or 2005 stock option plan and increase the number of shares the Company has outstanding.

Shares repurchased

The Company from time to time evaluates whether to repurchase existing common stock shares in the marketplace. This repurchased stock would be reflected as Treasury Stock. At this time we have no plans to repurchase the Company stock.

Income Taxes

The Company files a consolidated federal income tax return and utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including the Company’s current and past performance, the market environment in which the Company operates, the utilization of past tax credits, length of carryback and carryforward periods.  Deferred tax assets and liabilities are measured utilizing tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. No current or deferred income taxes have been provided through December 31, 2007 because of the net operating losses incurred by the Company since its inception.

Net Loss Per Share

In accordance with accounting principles generally accepted in the United States of America, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the respective periods (excluding shares that are not yet issued). The effect of stock options and warrants are antidilutive for all periods presented.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has adopted SFAS No. 157 on January 1, 2008, as required, and is currently evaluating the impact of such adoption on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has adopted the provisions of FIN 48 effective January 1, 2007.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. The Company is currently assessing the impact to the Company’s consolidated financial position, cash flows or results of operations upon adoption of SFAS 141(R).

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008, with earlier adoption being prohibited. The Company is currently assessing the impact to the Company’s consolidated financial position, cash flows or results of operations upon adoption of SFAS 160.

3.           Management’s Plan

The Company has incurred continuing losses since its inception in 1987. At December 31, 2007, the Company had working capital of $1,243,638, and a net loss of $6,164,643. In the twelve months ended December 31, 2007, the Company raised a total of approximately $8,726,000, $6,500,000 of which through equity financings and approximately $2,226,000 from warrant and stock option exercises. Subsequent to December 31, 2007, the Company closed on an equity financing of $658,000 from Fusion Capital and other investors. Additionally, in February 2008 the Company initiated a 25 month, $8,000,000 equity line of credit with Fusion Capital.  The Company expects to sustain additional losses over the next twelve months. The Company’s ability to raise additional funding may be more difficult due to its receipt of a not approvable letter from the FDA on its NDA for orBec®.

If the Company is unable for whatever reason to utilize its equity facility with Fusion and there were no other sources of financing, an austerity plan with reductions or discontinuation of operations of several of the Company’s programs will be required.  In an austerity plan, the Company would have to suspend clinical trials of orBec®/oral BDP for the treatment of GI GVHD and radiation enteritis, and reduce headcount and overhead.  If this should occur, the Company believes it could continue to operate over the next four quarters at a reduced level and continue with its active programs, namely orBec® for the prevention of GVHD, its oral BDP radiation injury program, and its biodefense programs, all of which are supported by existing grants.

Management’s plan to generate positive cash flows includes the following:

•	The Company secured a new $8,000,000 equity line from Fusion Capital and the Company expects that the registration statement supporting this facility will become effective by April 2008.
•	The Company will manage its expenditures very closely and proceed with Clinical programs with the use of the equity facility.
•	The Company plans to continue seeking grant funds and responding to requests for proposals from governmental sources.
•
The Company will utilize Named Patient Sales (Compassionate Use programs) wherever possible in countries outside the United States to generate revenues from orBec®.  The Company already has letters of intent for Named Patient programs in place in South Korea, Australia, New Zealand and South Africa and expects to receive modest revenues from these programs in the second half of 2008.

•	The Company is exploring outlicensing opportunities for orBec® and for its BioDefense programs both in the US and Europe.
•	The Company has engaged Investment Bankers to assist in exploring mergers and acquisitions opportunities.

It is possible that the Company will seek additional capital in the private and/or public equity markets to continue its operations,  respond to competitive pressures, and develop new products and services and to support new strategic partnerships.

There is no assurance that the Company will be able to successfully implement its plan or will be able to generate cash flows from either operations, partnerships, or from equity financings.

4. Office and Laboratory Equipment

Office and laboratory equipment are stated at cost. Depreciation is computed on a straight-line basis over five years. Office and laboratory equipment consisted of the following at December 31:

	2007	2006

Office equipment	$ 125,328	$ 117,660
Laboratory equipment	23,212	23,212
Total	148,540	140,872
Accumulated depreciation	(122,599)	(111,180)
	$ 25,941	$ 29,692

Depreciation expense was $10,781 and $17,593 for the years ended December 31, 2007 and 2006.

5. Intangible Assets

The following is a summary of intangible assets which consists of licenses and patents:

	Weighted Average Amortization period (years)	Cost	Accumulated Amortization	Net Book Value
December 31, 2007
Licenses	12.7	$ 462,234	$ 115,681	$ 346,553
Patents	9.7	1,633,490	659,256	974,234
Total	10.4	$ 2,095,724	$ 774,937	$ 1,320,787
December 31, 2006
Licenses	13.7	$ 462,234	$ 88,443	$ 373,791
Patents	8.8	1,277,157	577,709	699,448
Total	10.1	$ 1,739,391	$ 666,152	$ 1,073,239

Amortization expense was $108,784 in 2007 compared to $119,451 for 2006.

Based on the balance of licenses and patents at December 31, 2007, the annual amortization expense for each of the succeeding five years is estimated to be as follows:

Year	Amortization Amount
2008	$ 125,000
2009	126,000
2010	127,000
2011	128,000
2012	129,000

License fees and royalty payments in connection with the below agreements are expensed annually.

In July 2003, the Company entered into an exclusive license agreement with University of Texas South Western (UTSW) for administering the ricin vaccine via the intramuscular route for initial license fees of 250,000 shares valued at $200,000 of DOR common stock and $200,000 in cash.  Subsequently, the Company negotiated the remaining intranasal and oral rights to the ricin vaccine for $50,000 in annual license fees in subsequent years. The license agreements term is over the life of the patent.

On March 1, 2005, the Company signed a sponsored research agreement with UTSW extending through March 31, 2007 for $190,000 which will grant the Company certain rights to intellectual property.

In October 2003, the Company executed an exclusive license agreement with the University of Texas System (UTMB) for the use of luminally-active steroids, including beclomethasone dipropionate (BDP) in the treatment of irritable bowel syndrome. Pursuant to this agreement, the Company paid UTMB a license fee of $10,000 and also agreed to pay an additional $10,000 license fee expense each year. The Company also agreed to pay past and future patent maintenance costs. The cost for 2007 and 2006 were $3,575 and $14,012, respectively. The Company acquired a sublicense agreement and may receive payments on this sublicense in the event of the sublicensee reaching certain milestones.

In July 2006, the Company signed a sponsored research agreement for $37,500 with Thomas Jefferson University (TJU). In 2005, the Company signed a sponsored research agreement for $150,000. In May 2003, the Company signed a license agreement with TJU for the licensure of detoxified botulinum toxin for use as a vaccine. The Company paid TJU $30,000 in cash and issued 141,305 shares of common stock valued at $130,000. The Company also agreed to reimburse TJU for past and future patent maintenance. The patent maintenance expense for 2006 and 2005 was $74,260 and $35,665 respectively. The patent costs are capitalized. The Company is also responsible for a license maintenance fee of $10,000 in 2005 and $15,000 in 2006 and each year thereafter. These costs are expensed as incurred.  The Company must also pay TJU $200,000, upon the first filing of any New Drug Application (“NDA”) with the United States Food and Drug Administration (“FDA”) and $400,000 upon first approval of an NDA relating to the first licensed product by FDA.

6. Shareholders’ Equity

Preferred Stock

The Company has 5 million authorized shares of preferred stock, none are issued or outstanding.

Common Stock

On February 9, 2007, the Company completed the sale of 11,680,850 shares of DOR’s common stock to institutional investors and certain of the Company’s officers and directors for a purchase price of $5,490,000.

On January 3, 2007, in consideration for entering into an exclusive letter of intent, Sigma-Tau agreed to purchase $1,000,000 of the Company’s common stock at the market price of $0.246 per share, representing 4,065,041 shares of common stock, and contributed an additional $2 million in cash. The $2 million contribution was to be considered an advance payment to be deducted from future payments due to the Company by Sigma-Tau pursuant to any future orBec® commercialization arrangement reached between the two parties. Because of this transaction’s dilutive nature, all investors in the April 2006 private placement had their warrants repriced to $0.246. Additionally, certain shareholders in that placement who still held shares of the Company’s common stock were issued additional shares as a cost basis adjustment from $0.277 to $0.246 per share of the Company’s common stock. These investors, nor any others for that matter, hold any further anti-dilution rights.  Because no agreement was reached by March 1, 2007, DOR was obligated to return the $2 million to Sigma-Tau by April 30, 2007.  On June 1, 2007, the Company returned the $2 million to Sigma Tau.

On May 10, 2006, the Company completed a merger pursuant to which Enteron Pharmaceutical, Inc. (“Enteron”), the common stock of which the Company held 88.13% prior to the merger, was merged into a wholly-owned subsidiary of the Company. Pursuant to this transaction, the Company issued 3,068,183 shares of common stock to the Enteron minority shareholders in exchange for all of the outstanding common stock of Enteron that the Company did not already own. This transaction was accounted for as a purchase, and accordingly the Company recorded an in-process research and development expense of $981,819. The common stock was recorded at the shares’ fair market value on the date of the merger.

On April 10, 2006, the Company completed the sale of 13,099,964 shares of common stock to institutional and other accredited investors for a purchase price, net of expenses, of $3,410,032. The investors also received warrants to purchase 13,099,964 shares of common stock at an exercise price of $0.45 per share. The warrants are exercisable for a period of three years commencing on April 10, 2006. The Company filed a registration statement with the Securities and Exchange Commission and it was declared effective on May 25, 2006.

On January 17, 2006, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC. The Fusion facility allowed them to purchase on each trading day $20,000 of DOR common stock up to an aggregate of $6,000,000 million over approximately a 15-month period. As part of that agreement, DOR issued Fusion 512,500 shares of common stock as a commitment fee, the non-cash payment for this was $220,374 valued at the shares’ fair market value. During 2006 Fusion purchased 329,540 common shares for $ 124,968. The 2006 Fusion Agreement expired after the 15 month term of the contract expired.

Stock Compensation to Employees and Non-employees

During the years ended December 31, 2007 and 2006, the Company issued 829,821 and 506,942 shares of common stock as payment to vendors for consulting services. An expense of $330,500 and $134,679 respectively was recorded, which approximated the shares’ fair market value on the date of issuance. Additionally, in 2007 the Company issued 373,607 shares of common stock as part of severance payments.  In 2006, the Company issued 207,896 shares of common stock as part of severance payments to terminated employees and 165,711 shares of common stock to employees. An expense of $35,133 and $50,000 respectively was recorded, which approximated the shares’ fair market value on the date of issuance. In 2006, the Company issued 193,413 shares of common stock as part of severance payments to terminated employees and 28,648 shares of common stock to employees. An expense of $75,979 and $6,875 respectively was recorded, which approximated the shares’ fair market value on the date of issuance. These shares of common stock issued were covered by the Company’s Form S-8 Registration Statement filed with the SEC on December 30, 2005 and amended in September 2007.

The dilutive nature of the Sigma-Tau transaction on January 3, 2007 required that all prior investors in the April 2006 private placement had their warrants repriced to $0.246. Additionally, certain shareholders who still held shares of the Company’s common stock were issued 995,947 shares of the Company’s common stock and the Company recorded an expense of $308,743. These investors, nor any others for that matter, hold any further anti-dilution rights.

For the twelve months ended December 31, 2007, 1,737,200 stock options were exercised to purchase shares of common stock which provided $633,895. For the corresponding period in 2006, 504,100 stock options were exercised to purchase shares of common stock which provided proceeds of $113,320.

7. Stock Option Plans and Warrants to Purchase Common Stock

Stock Options

The 2005 Equity Incentive Plan is divided into four separate equity programs: 1) the Discretionary Option Grant Program, under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock, 2) the Salary Investment Option Grant Program, under which eligible employees may elect to have a portion of their base salary invested each year in options to purchase shares of common stock, 3) the Automatic Option Grant Program, under which eligible nonemployee Board members will automatically receive options at periodic intervals to purchase shares of common stock, and 4) the Director Fee Option Grant Program, under which non-employee Board members may elect to have all, or any portion, of their annual retainer fee otherwise payable in cash applied to a special option grant. In addition under the plan the Board may elect to pay certain consultants, directors, and employees in common stock. The Plan was amended in September 2007 to increase the number of options available under the plan to 20,000,000. The table below only accounts for transactions occurring as part of the amended 2005 Equity Incentive Plan.

                                                                                                                                                                                                                                          December 31,
	2007	2006

Shares available for grant at beginning of year	3,236,032	7,000,000
Increase in shares available	10,000,000	-
Options granted	(3,375,000)	(4,360,000)
Options forfeited or expired	1,140,000	1,325,000
Common stock payment for services	(388,071)	(728,968)
Shares available for grant at end of year	10,612,961	3,236,032

In 2007 and 2006, 1,487,200 and 504,100, respectively, options were exercised that were covered under the 1995 plan.

The total option activity for the 1995 plan and the amended 2005 plan for the years ended December 31, 2007 and 2006 was as follows:

	Options	Weighted Average Options Exercise Price
Balance at January 1, 2006	10,014,339	$ 0.59
Granted	4,360,000	0.30
Forfeited	(2,230,900)	0.83
Exercised	(504,100)	0.22
Balance at December 31, 2006	11,639,339	0.59
Granted	3,375,000	0.46
Forfeited	(2,927,300)	0.73
Exercised	(1,737,200)	0.36
Balance at December 31, 2007	10,349,839	$ 0.44

The weighted-average exercise price, by price range, for outstanding options at December 31, 2007 was:

Price Range	Weighted Average Remaining Contractual Life in Years	Outstanding Options	Exercisable Options
$0.20-$0.50	8.12	9,020,000	5,884,756
$0.51-$1.00	2.69	962,839	962,839
$1.01-$6.00	3.17	367,000	367,000
Total	7.53	10,349,839	7,214,595

Stock options are issued at the market price on the date of issuance. Stock options issued to directors fully vest upon issuance. Stock options issued to employees generally vest 25% upfront, 25% each year for a period of three years. Stock options are issued over each three month period from the date of issuance to the end of the three year period. These options have a ten year life for as long as the individuals are employees or directors. In general when an employee or director terminates their employment, the options will expire within three months.

From time to time, the Company grants warrants to consultants and grants warrants to purchase common stock in connection with private placements.

Warrants to purchase common stock

Warrant activity for the years ended December 31, 2007 and 2006 was as follows:

	Warrants	Weighted Average Warrant Exercise Price
Balance at January 1, 2006	22,167,118	$ 0.92
Granted	14,961,672	0.25
Balance at December 31, 2006	37,128,790	0.65
Granted	560,106	0.59
Expired	(2,178,909)	1.90
Exercised	(6,458,287)	0.25
Balance at December 31, 2007	29,051,700	$ 0.70

During 2006, 500,000 warrants to purchase common stock were issued to vendors and an expense in the amount of $121,965 was recorded.

During 2008, approximately 10,000,000 of the Company’s warrants will expire.  By April 2009, a total of approximately 20,000,000 of the Company’s existing warrants will expire.

The weighted-average exercise price, by price range, for outstanding warrants at December 31, 2007 was:

Price Range	Weighted Average Remaining Contractual Life in Years	Outstanding Warrants	Exercisable Warrants
$0.24-$0.50	1.23	8,503,386	8,503,386
$0.505-$1.00	1.67	18,328,622	18,328,622
$1.01-$2.00	0.29	2,012,622	2,012,622
$8.11	0.86	207,070	207,070
Total	1.44	29,051,700	29,051,700

8. Income Taxes

Deferred tax assets as of December 31:

	2007	2006
Deferred tax assets:
Net operating loss carry forwards	$ 25,000,000	$25,000,000
Orphan drug and research and development credit carry forwards	2,000,000	3,000,000
Other	3,000,000	3,000,000
Total	30,000,000	31,000,000
Valuation allowance	(30,000,000)	(31,000,000)
Net deferred tax assets	$ -	$ -

At December 31, 2007, the Company had net operating loss carry forwards of approximately $73,000,000 for Federal and state tax purposes, which are currently expiring each year until 2026.

The net change in the valuation allowance for the year ended December 31, 2007 and December 31, 2006 was an increase of approximately $6,000,000 and $5,000,000 respectively, resulting primarily from net operating losses generated. Based on ownership changes that have and may occur, future utilization of the net operating loss carry forwards may be limited.

The following is the approximate amount of the Company’s tax credits and net operating losses that expire over the next five years:

2008	$ 910,000
2009	1,330,000
2010	1,410,000
2011	870,000
2012	3,870,000

Reconciliations of the difference between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006

Income tax loss at federal statutory rate	(34.00)%	(34.00)%
State taxes, net of federal benefit	(4.29)	(3.63)
Permanent differences, principally purchased in-process research and development	-	3.30
Valuation allowance	38.29	34.33
Provision for income taxes (benefit)	- %	- %

Due to the move of the corporate offices to New Jersey, the Florida net operating loss is suspended.

The Company and one or more of its subsidiaries files income tax returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to income tax assessment for years before 2004. However, since the Company has incurred net operating losses in every tax year since inception, all its income tax returns are subject to examination by the Internal Revenue Service (“IRS”) and state authorities for purposes of determining the amount of net operating losses to reduce taxable income generated in a given tax year.

9. Risks and Uncertainties

The Company is subject to risks common to companies in the biotechnology industry, including, but not limited to, litigation, product liability, development of new technological innovations, dependence on key personnel, protections of proprietary technology, and compliance with FDA regulations.

10. Concentrations

During the year ended December 31, 2007, the Company had one vendor that constituted approximately 12% of the outstanding payables.

At December 31, 2007 and 2006, the Company had deposits in financial institutions that exceeded the amount covered by the Federal Deposit Insurance Company. The excess amounts at December 31, 2007 and December 31, 2006 were $2,020,128 and $19,636, respectively. These funds are held at a major Banking Institution.

11. Subsequent Events

On February 14, 2008, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC (“Fusion Capital”). The Fusion Capital facility allows us to require Fusion Capital to purchase between $80,000 and $1.0 million depending on certain conditions of our common stock up to an aggregate of $8.5 million over approximately a 25-month period. As part of the agreement, the company issued Fusion Capital 1,275,000 shares of common stock as a commitment fee. In connection with the execution of the common stock purchase agreement, Fusion Capital purchased 2,777,778 common shares and a four year warrant to purchase 1,388,889 shares of common stock for $0.22 per share, for an aggregate price of $500,000. If DOR’s stock price exceeds $0.15, then the amount required to purchase may be increased under certain conditions as the price of DOR’s common stock increases. The Company cannot require Fusion Capital to purchase any shares of DOR’s common stock on any trading days that the market price of DOR’s common stock is less than $0.10.

12. Business Segments

The Company had two active segments for the year ended December 31, 2007 and December 31, 2006:  BioDefense and BioTherapeutics.  Summary data:

	December 31,
	2007		2006
Net Revenues
BioDefense		$1,258,017		$2,173,128
BioTherapeutics		-		139,892
Total		$1,258,017		$2,313,020

Loss from Operations
BioDefense	$	(109,698)	$	(1,973,732)
BioTherapeutics		(2,748,764)		(5,061,664)
Corporate		(3,468,620)		(1,164,152)
Total	$	(6,327,082)	$	(8,199,548)

Identifiable Assets
BioDefense		$896,383		$849,295
BioTherapeutics		552,248		343,876
Corporate		2,335,248		213,799
Total		$3,783,879		$1,406,970

Amortization and Depreciation Expense
BioDefense		$90,185		$103,855
BioTherapeutics		24,312		24,395
Corporate		5,068		8,794
Total		$119,565		$137,044

Interest Income
Corporate		$164,847		$41,510
Total		$164,847		$41,510

Stock Option Compensation
BioDefense		$69,591		$98,937
BioTherapeutic		161,077		120,958
Corporate		446,733		337,287
Total		$677,401		$557,182

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      DOR BIOPHARMA, INC.

                                      By: /  s/ Christopher J. Schaber
Christopher J. Schaber
President and Chief Executive Officer

Date: April 24, 2008

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ Christopher J. Schaber Christopher J. Schaber	Director, President and Chief Executive Officer (Principal Executive Officer)	April 24, 2008
/s/ Evan Myrianthopoulos Evan Myrianthopoulos	Director, Chief Financial Officer (Principal Financial and Accounting Officer)	April 24, 2008
/s/ James S. Kuo James S. Kuo	Chairman of the Board	April 25, 2008
/s/ Cyrille F. Buhrman Cyrille F. Buhrman	Director	April 27, 2008
/s/ James Clavijo James Clavijo	Controller, Treasurer, and Corporate Secretary	April 24, 2008